Exhibit 99.1

LAIX Inc. Announces Appointment of New Independent Director

SHANGHAI, May 15, 2020 – LAIX Inc. (“LAIX” or the “Company”) (NYSE: LAIX), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced that Ms. Min (Jenny) Zhang has been appointed as an independent director to the Company’s board of directors (the “Board”), effective May 15, 2020. Ms. Min (Jenny) Zhang will also serve as a member of the audit committee and nominating and corporate governance committee of the Board, effective May 15, 2020.

Ms. Min (Jenny) Zhang has served as the executive vice chair-lady of Huazhu Group Limited (“Huazhu”) (Nasdaq: HTHT) since November 2019. She served as the chief executive officer of Huazhu from May 2015 to November 2019, and previously as the president. She also served as chief financial officer and chief strategy officer of Huazhu from March 2008 to May 2015, and from November 2013 to January 2015, respectively. Ms. Min (Jenny) Zhang has more than 15 years of experience in finance and consulting with multinational companies. Prior to joining Huazhu in 2007, she was the finance director of Eli Lilly (Asia) Inc., Thailand branch and the chief financial officer of ASIMCO Casting (Beijing) Company, Ltd. She also worked previously with McKinsey & Company, Inc. as a consultant. Ms. Min (Jenny) Zhang received her MBA from Harvard Business School and received her master’s and bachelor’s degrees from the University of International Business and Economics.

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

For investor and media inquiries, please contact:

LAIX Inc.

Chuhan Wang

Investor Relations

Email: ir@laix.com

The Piacente Group Investor Relations

Brandi Piacente

Tel: +1-212-481-2050

Email: liulishuo@tpg-ir.com

Emilie Wu

Tel: +86-21-6039-8363

Email: liulishuo@tpg-ir.com